Exhibit 99.1

MindMed Announces Financial Results for the Third Quarter 2021 and Business Highlights; Cash Balance of $145.9 USD ($185.4 CAD) to Execute on Diverse Clinical Pipeline

New York, NY - November 15, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ), a leading biotech company developing psychedelic-inspired therapies, has announced its quarterly financial results for the quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights (in USD)

●	Cash Balance. Total assets as of September 30, 2021 were $178.6 million, including $145.9 million in cash, as compared to $85.6 million, including $80.1 million in cash, as of December 31, 2020

●	Net Cash Used in Operating Activities. Net Cash Used in Operating Activities of $10.8 million and $31.9 million for the three and nine months ended September 30, 2021, as compared to $5.8 million and $16.5 million for the three and nine months ended September 30, 2020, respectively

●	Net Loss. Net and comprehensive loss of $24.3 million and $74.6 million for the three and nine months ended September 30, 2021, as compared to $8.6 million and $21.4 million for the three and nine months ended September 30, 2020

Third Quarter 2021 Business Highlights

●	Announced the Appointment of Andreas Krebs and Carol Vallone as Board Directors and the Transition of Bruce Linton

●	Appointed three new members to its Scientific Advisory Board: Dr. Maria Oquendo, Ruth Meltzer Professor and Chairman of Psychiatry at University of Pennsylvania and Psychiatrist-in-Chief at the Hospital of the University of Pennsylvania; Dr. Bob Dworkin, Professor of Anesthesiology and Perioperative Medicine, Neurology, and Psychiatry, and Professor in the Center for Health + Technology, at the University of Rochester School of Medicine and Dentistry; and Dr. Bryan Roth, University of North Carolina Psychiatrist and Pharmacologist

●	MindMed and Liechti Lab Provided Results from the Psilocybin Research and Development (R&D) Collaboration

●	Joined the Clinical Trials Transformation Initiative and Critical Path Institute’s Patient-Reported Outcome Consortium

●	Announced a Strategic Research Collaboration with Sphere Health

●	MindMed and BioXcel Therapeutics Published an International Patent Application Describing a System for Identifying Agitation Episodes

●	Announced Collaboration with Forian to Advance Development of Personalized Psychiatry for Anxiety Disorders

Management Update & Earnings Call

Management will host an earnings call to review the third quarter financials and business developments on Wednesday, November 17th, 2021, at 8:00 am EST. Details are below:

https://mindmed-co.zoom.us/webinar/register/WN_Tp--QUSPS9u17HCQwxlc4Q

Complete financial statements along with related management's discussion and analysis can be found in the System for Electronic Document Analysis and Retrieval (SEDAR), the electronic filing system for the disclosure documents of issuers across Canada at www.SEDAR.com and on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR), the electronic filing system for the disclosure of documents of issuers in the United States at www.sec.gov.

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops, and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the start of MindMed’s Phase 1 clinical trial of dimethyltryptamine (DMT), the business and the therapeutic potential of MindMed’s product candidates, the ability to successfully execute and delivery on the R(-)-MDMA Program, the ability to achieve success with our collaborations with Sphere Health and Forian, the successful outcome of the Phase 1 clinical trial of DMT, the ability to initiate a Phase 2 clinical trial of DMT, regulatory approvals, the effects of DMT, subject enrollment and the administration method of DMT. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com